June 7, 2006

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010

  Re:
  The Stanley Works Capital Trust I
  The Stanley Works
  Registration Statement on Form S-4
  Filed April 5, 2006
  File No. 333-133027

Dear Ms. Long:

        On behalf of our clients, The Stanley Works (the "Company") and The Stanley Works Capital Trust I (together with the Company, the "Registrants"), we hereby electronically transmit for filing under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S-T, Amendment No. 3 ("Amendment No. 3") to the Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-133027). The changes in Amendment No. 3 include those made in response to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in your letter dated June 2, 2006 (the "Comment Letter").

        Set forth below are the Registrants' responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Registrants.

Exhibit 5.1, Opinion of Kathryn P. Sherer

  1.
  Submit a revised opinion of Connecticut counsel that reflects consideration of Amendment No. 2 and all subsequent amendments.

    Counsel's opinions has been revised to reflect consideration of Amendment Nos. 2 and 3.

Exhibit 5.2, Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

  2.
  We note your response to comments 5-6 of our letter dated May 19, 2006. Nonetheless, the opinion that is required in the filing pertains to the enforceability of company's obligations under the law governing the instrument under which the securities are issued. The issues raised in your response affect the power and authority of the company to engage in the transaction, but do not address the enforceability of the substantive terms and conditions of the indenture, which define the rights of holders, under New York law. Accordingly, we reissue prior comments 5 and 6.

    the Registrants have instructed Skadden, Arps, Slate, Meagher & Flom LLP to rely on Ms. Sherer's opinion with respect to matters of Connecticut law. Exhibit 5.1 and 5.2 have been revised accordingly.

*        *        *

        If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2918.

Very truly yours,
/s/ Gregory A. Fernicola
cc: Mr. Bruce H. Beatt, Esq.